ZARGON
ENERGY TRUST

07023918

RECEIVED

2007 MAY 31 A 9:54

May 15, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated May 15, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

BCH/kf

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Apr 16, 2007.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: May 15, 2007

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS MAY 2007 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of May in the amount of Cdn. $0.18 per trust unit will be paid on June 15, 2007 to unitholders of record on May 31, 2007. The ex-distribution date is May 29, 2007.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.972 million trust units (ZAR.UN) and 2.120 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the May 15, 2007 revised exchange ratio there would be a total of 19.593 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON
OIL & GAS LTD.

May 14, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated May 14, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Executive Vice President & CFO

BCH/th

Encl.

ZARGON
ENERGY TRUST

2007 *First Quarter Report*

For The Three Months Ended March 31, 2007

FINANCIAL & OPERATING HIGHLIGHTS

Zargon Energy Trust is pleased to report its financial results for the first quarter of 2007. Funds flow from operations was $21.80 million ($1.12 per diluted trust unit) in the 2007 first quarter compared with $18.84 million ($0.97 per diluted trust unit) in the 2006 fourth quarter and $22.12 million ($1.15 per diluted trust unit) in the 2006 first quarter.

Highlights from the three months ended March 31, 2007 are noted below:

- First quarter 2007 production averaged 8,483 barrels of oil equivalent per day, one percent above the preceding quarter and a decrease of four percent from the corresponding quarter of 2006. First quarter production volumes increased from the prior quarter due to the tie-in of wells from the multi-well program in the Jarrow and Hamilton Lake properties of the Alberta Plains core area, as well as new volumes from the tie-in of successful wells from the West Central Alberta core area winter drilling program. For the first three months of 2007, this production rate equals 436 barrels of oil equivalent per day per million trust units outstanding compared to 431 and 462 barrels of oil equivalent per day per million trust units outstanding for the prior quarter and corresponding quarter of 2006, respectively.
- Revenue and funds flow from operations in the 2007 first quarter increased six percent and 16 percent, respectively, from the prior quarter. Increased realized oil prices of four percent and increased realized natural gas prices of nine percent from the prior quarter along with realized risk management gains were partially offset by increased production costs during the quarter.
- The Trust declared three monthly cash distributions of $0.18 per trust unit in the first quarter of 2007 for a total of $9.12 million. These cash distributions were equivalent to a payout ratio of 48 percent of the Trust's first quarter funds flow on a diluted trust unit basis and after considering the effect of the exchangeable shares not receiving distributions, the distributions amounted to 42 percent of funds flow from operations.
- The Trust's first quarter exploration and development capital expenditures increased three percent from the prior quarter to $20.84 million as a result of a 14.4 net well drilling program as well as increased well equipping and facility costs. Debt net of working capital (excluding unrealized risk management assets and liabilities) increased to $47.18 million at March 31, 2007 and the Trust's balance sheet remains strong with a debt net of working capital to annualized funds flow ratio at 0.5 times.

(unaudited)	Three Months Ended March 31, 2007	2006	Percent Change
Financial			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**38.53**	40.94	(6)
Funds flow from operations	**21.80**	22.12	(1)
Cash distributions	**9.12**	8.89	3
Net earnings	**5.22**	11.92	(56)
Net capital expenditures	**20.93**	15.19	38
Per Unit, Diluted			
Funds flow from operations ($/unit)	**1.12**	1.15	(3)
Net earnings ($/unit)	**0.31**	0.72	(57)
Cash Distributions ($/trust unit)	**0.54**	0.54	-
Balance Sheet at Period End ($ million)			
Property and equipment, net	**299.79**	260.77	15
Bank debt	**37.68**	26.64	41
Unitholders' equity	**165.40**	151.04	10
Total Units Outstanding at Period End (million)	**19.54**	19.13	2
Operating			
Average Daily Production			
Oil and liquids (bbl/d)	**3,742**	3,981	(6)
Natural gas (mmcf/d)	**28.44**	28.99	(2)
Equivalent (boe/d)	**8,483**	8,812	(4)
Equivalent per million trust units (boe/d)	**436**	462	(6)
Average Selling Price (before the impact of financial risk management contracts)			
Oil and liquids ($/bbl)	**57.04**	55.51	3
Natural gas ($/mcf)	**7.55**	8.07	(6)
Wells Drilled, Net	**14.4**	13.2	9
Undeveloped Land at Period End (thousand net acres)	**386**	368	5

Notes:

Throughout this report, funds flow from operations, funds flow from operations per diluted unit and funds flow netbacks are now calculated inclusive of asset retirement expenditures. All prior period calculations have been restated to reflect this change.

Throughout this report, the calculation of barrels of oil equivalent ("boe") is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil. For a further discussion about this term, refer to the Management's Discussion and Analysis section in this report.

Funds flow from operations is a non-GAAP term that represents net earnings and asset retirement expenditures except for non-cash items. For a further discussion about this term, refer to the Management's Discussion and Analysis section in this report.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Average daily production per million trust units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the average exchange ratio for the period.

PRODUCTION [1]

Production
(boe/d)


8,812
8,322
8,194
8,366
8,483
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

Natural gas production volumes in the first quarter of 2007 averaged 28.44 million cubic feet per day, a four percent increase from the previous quarter and a two percent reduction from the corresponding period of 2006. The first quarter natural gas production gains were a result of well tie-ins coming from last year's multi-well development programs at Hamilton Lake and Jarrow in the Alberta Plains core area as well as new volumes from the ongoing West Central Alberta tie-ins. During the first eight months of this year, Zargon will tie-in over four million cubic feet per day of new West Central Alberta natural gas production, primarily resulting from last year's exploration successes.

Oil and liquids production was 3,742 barrels per day in the 2007 first quarter, a one percent reduction from the preceding quarter and a six percent reduction from the corresponding 2006 quarter. Production volumes held relatively steady compared to the prior quarter as new Williston Basin volumes from horizontal wells at Steelman and Haas offset naturally occurring production declines. Over the next few months, oil production volumes are anticipated to remain relatively stable as natural declines continue to be offset by our ongoing Williston Basin horizontal exploitation programs.

CAPITAL EXPENDITURES [1]

Natural Gas Production
(mmcf/d)


28.99
27.44
26.94
27.46
28.44
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

During the first quarter of 2007, Zargon drilled 17 gross wells (14.4 net) that resulted in 11.8 net natural gas wells, 2.0 net oil wells and 0.6 net dry holes for a 95 percent success ratio. Natural gas wells drilled in the first quarter include 8.6 net wells as part of the multi-well program at Jarrow in the Alberta Plains core area and 2.0 net wells at Pembina, 0.7 net wells in the Peace River Arch and 0.5 net wells at Highvale in the West Central Alberta core area. In the Williston Basin core area, 2.0 net horizontal wells were drilled, one each at Manor and Weyburn, Saskatchewan.

Following spring break-up, Zargon will return to a moderated field program focused on tie-ins and facility optimization at Jarrow, a seismically driven Jarrow natural gas exploration program, a multi-well development drilling program at Hamilton Lake in the Alberta Plains core area and the continuation of the West Central Alberta tie-ins. In the Williston Basin, Zargon will resume its ongoing horizontal drilling program with wells at Elswick, Pinto and Steelman, Saskatchewan and at Mackobee Coulee, North Dakota.

Recently, the cost of acquiring land at Crown land sales has continued to decline and accordingly, Zargon has been able to increase its undeveloped land inventory with moderately priced purchases. Zargon's undeveloped land inventory at March 31, 2007 was 386 thousand net acres, up five thousand net acres from the balance reported at the end of 2006.

For the last two years, Zargon has been a net seller of oil and natural gas assets during a very competitive period for oil and natural gas property acquisitions. However, in recent months improved values appear to be available in the property and acquisition market and subsequent to quarter-end, Zargon has entered into three acquisition transactions aggregating $2.2 million for assets relating to existing properties in each of Zargon's core areas. It is anticipated that the combination of Zargon's strong balance sheet and the industry's improved acquisition metrics should permit Zargon to be an active participant in the property and corporate acquisition market over the next few quarters. Acquisition programs can be funded by debt or equity and will be focused on either explorable and developable Alberta natural gas properties or exploitable Williston Basin oil properties.

Oil and Liquids Production
(bbl/d)


3,981
3,748
3,704
3,789
3,742
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

GUIDANCE [1]

In the March 13, 2007 press release announcing the 2006 fourth quarter and full year results, Zargon reconfirmed its 2007 full year production guidance of 8,750 barrels of oil equivalent per day based on a $55 million capital program. For the first three months of 2007, Zargon previously provided production guidance of 8,500 barrels of oil equivalent per day and actual production essentially met guidance at 8,483 barrels of oil equivalent per day. As the impact of the West Central Alberta tie-ins are realized, second quarter and third quarter 2007 production volumes are also anticipated to show small successive gains. However, due to regulatory delays and due to challenges pertaining to the availability of third party processing and transportation services, the timing for some of the production gains has been deferred and although the 8,750 barrels of oil equivalent per day production rate is anticipated to be reached this fall, the full year guidance estimate of 8,750

barrels of oil equivalent per day is no longer assured. Consequently, as of the date of this report, Zargon is slightly modifying the 2007 guidance to provide an estimated guidance range of 8,600 to 8,750 barrels of oil equivalent per day.

This guidance range estimate is premised on the planned 2007 exploration and development capital program of $55 million which includes the drilling of 65 net wells. The allocation of this capital program is now forecast to be $24 million to the Alberta Plains, $17 million to the Williston Basin and $14 million to the West Central Alberta core areas. The capital program will primarily focus on Williston Basin oil exploitation, multi-well Alberta Plains natural gas development, selected West Central Alberta gas well development programs and will continue to include a 25 percent exploration component. The 2007 exploration programs will include seismically defined Alberta Plains Mannville targets, selected larger scope Williston Basin exploration concepts and West Central Alberta seismically defined structural and stratigraphic targets at the Peace River Arch and Highvale properties.

During the first three months of 2007, Zargon has maintained a base (sustainable) monthly distribution of $0.18 per trust unit which is based on Zargon's sustainable trust strategy that targets for the distribution of approximately 50 percent of the Trust's funds flow from operations attributed to the unitholders. For the remainder of this year, Zargon plans to continue with its base (sustainable) monthly distribution of $0.18 per trust unit which is premised on the current 2007 production guidance levels, positive contributions from current risk management contracts and the long term commodity price assumptions of US $55 per barrel (WTI oil), a US $7.50 per mmbtu (NYMEX natural gas) price and an $0.87 Cdn/US dollar currency exchange rate.

[1] *Please see comments on "Forward-Looking Statements" in the Management's Discussion and Analysis section in this report.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust.

In the MD&A, reserves and production are commonly stated in barrels of oil equivalent ("boe") on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

The following are descriptions of non-GAAP measures used in this MD&A:

- *The MD&A contains the term "funds flow from operations" ("funds flow"), which should not be considered an alternative to or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of funds flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and funds flow from operations can be found in the unaudited interim consolidated statements of cash flows in the unaudited interim consolidated financial statements. The Trust evaluates its performance based on net earnings and funds flow from operations. The Trust considers funds flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Funds flow from operations per unit is calculated using the diluted weighted average number of units for the period.*
- *Payout ratio equals cash distributions as a percentage of funds flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.*
- *The Trust also uses the term "debt net of working capital". Debt net of working capital as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities. Debt net of working capital as used by the Trust is calculated as bank debt and any working capital deficit excluding the current portion of unrealized risk management assets and liabilities.*
- *Operating netbacks equal total petroleum and natural gas revenue per boe adjusted for realized risk management gains and/or losses per boe, royalties per boe and production costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.*
- *Funds flow netbacks per boe are calculated as operating netbacks less general and administrative expenses per boe, interest and financing charges per boe, asset retirement expenditures per boe and capital and current income taxes per boe. Funds flow netbacks are a useful measure to compare the Trust's operations with those of its peers.*

References to "production volumes" or "production" in this MD&A refer to sales volumes.

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this report are as of May 11, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims, except as required by law, any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This MD&A has been prepared as of May 11, 2007.

Petroleum and Natural Gas Revenue
($ million)


40.94
38.66
37.93
36.50
38.53
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

Oil and Liquids Prices
($/bbl)


55.51
67.47
67.75
54.69
57.04
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

Natural Gas Prices
($/mcf)


8.07
6.27
5.99
6.90
7.55
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

SUMMARY OF SIGNIFICANT EVENTS IN THE FIRST QUARTER

- During the first quarter of 2007, the Trust realized funds flow from operations of $21.80 million and declared total distributions of $9.12 million ($0.54 per trust unit) to unitholders, resulting in a quarterly payout ratio of 42 percent of funds flow or 48 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.
- Average field prices received (before the impact of financial risk management contracts) for oil and liquids and for natural gas prices increased four percent to $57.04 per barrel and nine percent to $7.55 per thousand cubic feet, respectively, compared to the fourth quarter of 2006. First quarter production volumes were 8,483 barrels of oil equivalent per day, a one percent increase from the fourth quarter 2006 production levels.
- During the first quarter of 2007, the Trust drilled 17 gross wells (14.4 net) with a 95 percent success rate. Total net capital expenditures were $20.93 million for the quarter compared to $20.41 million for the prior quarter.
- The Trust continues to maintain a strong balance sheet with a combined debt net of working capital (excluding unrealized risk management assets and liabilities) of $47.18 million, which represents slightly more than six months of the 2007 year-to-date annualized funds flow.

FINANCIAL ANALYSIS

First quarter 2007 revenue of $38.53 million was six percent above the $36.50 million in the fourth quarter of 2006 and six percent below the $40.94 million in the first quarter of 2006. A nine percent increase in natural gas prices received and a four percent increase in oil and liquids prices received, were the primary reasons for the increased revenues when compared to the prior quarter amounts. Average daily production volumes also showed slight gains with a one percent increase over the prior quarter rate. First quarter 2007 realized oil and liquids field prices averaged $57.04 per barrel before the impact of financial risk management contracts and were four percent higher from the preceding quarter's $54.69 per barrel and were three percent higher than the $55.51 per barrel recorded in the 2006 first quarter. Zargon's crude oil field price differential from the Edmonton par price increased to $10.05 per barrel in the first quarter of 2007 compared to $9.80 per barrel in the fourth quarter of 2006. Natural gas field prices received averaged $7.55 per thousand cubic feet before the impact of financial risk management contracts in the first quarter of 2007, a decrease of six percent from the 2006 first quarter prices received and a nine percent increase from the preceding quarter levels. Zargon's realized field prices differ from the benchmark AECO average daily price due to a combination of fixed price physical contracts (see note 10 to the interim unaudited consolidated financial statements) and from the impact of Zargon receiving AECO monthly index pricing for a portion of its natural gas production.

Pricing

Average For The Period	Three Months Ended March 31, 2007	2006	Percent Change
Natural Gas:			
NYMEX average daily spot price ($US/mmbtu)	**7.21**	7.71	(6)
AECO average daily spot price ($Cdn/mmbtu)	**7.41**	7.50	(1)
Zargon realized field price before the impact of financial risk management contracts ($Cdn/mcf)	**7.55**	8.07	(6)
Zargon realized field price before the impact of physical and financial risk management contracts ($Cdn/mcf)	**7.24**	7.55	(4)
Crude Oil:			
WTI ($US/bbl)	**58.16**	63.48	(8)
Edmonton par price ($Cdn/bbl)	**67.09**	68.96	(3)
Zargon realized field price before the impact of financial risk management contracts ($Cdn/bbl)	**57.04**	55.51	3

Natural gas production volumes increased by four percent in the first quarter of 2007 to 28.44 million cubic feet per day from 27.46 million cubic feet per day in the fourth quarter of 2006 and were two percent lower than the 2006 first quarter. Oil and liquids production during the first quarter of 2007 was 3,742 barrels per day which is one percent below the 2006 fourth quarter rate of 3,789 barrels per day and six percent below the first quarter of 2006 level. The year-over-year decrease in oil and liquids production is primarily due to the effect of naturally occurring production declines (specifically related to first quarter 2006 flush production rates from certain Williston Basin wells) and 2006 non-core property sales. On a barrel of oil equivalent basis, Zargon produced 8,483 barrels of oil equivalent per day in the first quarter of 2007, which represents a one percent increase from the 8,366 barrels of oil equivalent per day in the fourth quarter of 2006 and a four percent decrease when compared to the first quarter of 2006.

Production by Core Area

Three Months Ended March 31,	2007 Oil and Liquids (bbl/d)	2007 Natural Gas (mmcf/d)	2007 Equivalents (boe/d)	2006 Oil and Liquids (bbl/d)	2006 Natural Gas (mmcf/d)	2006 Equivalents (boe/d)
Alberta Plains	**536**	**20.67**	**3,981**	541	20.14	3,897
West Central Alberta	**158**	**7.53**	**1,414**	187	8.64	1,627
Williston Basin	**3,048**	**0.24**	**3,088**	3,253	0.21	3,288
	3,742	**28.44**	**8,483**	3,981	28.99	8,812

Zargon's commodity price risk management policy, which is approved by the Board of Directors, allows the use of forward sales and costless collars for a targeted range of 20 to 35 percent of oil and natural gas working interest production in order to partially offset the effects of large commodity price fluctuations. Financial risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust monitored these contracts in determining the continuation of hedge effectiveness. As at June 30, 2006, all designated hedge contracts had expired. For the designated hedge contracts, realized gains and losses were recorded in the statements of earnings as the contracts settled and no unrealized gain or loss was recognized. For financial risk management contracts entered into after December 31, 2004, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for these contracts, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at the period end.

Specifically, in the 2007 first quarter, relatively lower oil and natural gas prices brought about a net realized financial risk management gain totalling $2.33 million (consisting of a $1.08 million gain on natural gas contracts and a $1.25 million gain on oil contracts) that compares to a $1.16 million realized net gain in the fourth quarter of 2006 and a $1.36 million realized net loss in the first quarter of 2006. The 2007 first quarter unrealized risk management loss resulted from oil contract losses ($2.80 million) and by unrealized risk management natural gas contract losses ($3.04 million) providing a total loss of $5.84 million for the quarter which compares to a net $0.80 million gain for the 2006 fourth quarter and a net $2.49 million gain in the first quarter of 2006. These unrealized risk management gains or losses are generated by the change over the reporting period in the mark-to-market valuation of Zargon's future contracts. Zargon's commodity risk management positions are fully described in note 10 to the unaudited consolidated interim financial statements.

Royalties, inclusive of the Saskatchewan Resource Surcharge, totalled $8.33 million for the first quarter of 2007, an increase of six percent from the $7.84 million preceding quarter expense and a decrease of eight percent from $9.02 million in the first quarter of 2006. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates moved in a relatively narrow range from 22.0 percent in the first quarter of 2006 to 21.5 percent in the fourth quarter of 2006 and 21.6 percent in the first quarter of 2007. Recent lower than expected royalty rates are also due to the effect of revenue gains Zargon has achieved due to fixed price and monthly index physical contracts. Going forward, Zargon expects that its royalty rate will approximate 22 to 23 percent for the next few quarters. During the third quarter of 2006, the Alberta Provincial Government announced the elimination of the Alberta Royalty Credit effective January 1, 2007. The estimated impact of this announcement is an increase of royalty expense of approximately $0.50 million per year for fiscal years commencing in 2007.

On a unit of production basis, production costs of $10.32 per barrel of oil equivalent in the first quarter of 2007 compares with $9.92 per barrel of oil equivalent in the preceding quarter and $7.55 per barrel of oil equivalent in the first quarter of 2006. The large increase in the 2007 first quarter costs relate to adjustments to prior periods on non-operated properties ($0.30 per barrel of oil equivalent), a seasonally active pre-spring maintenance and workover field program, increased water handling and transportation costs, and the industry-wide trend of increased unit operating costs. Despite continued efforts to contain the industry-wide trend of increasing operating costs, Zargon anticipates that production costs will average between $9.25 to $9.75 per barrel of oil equivalent for the 2007 year.

Operating Netbacks

Three Months Ended March 31,	**2007**		2006	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**57.04**	**7.55**	55.51	8.07
Realized risk management gain/(loss)	**3.69**	**0.42**	(3.61)	(0.03)
Royalties	**(12.22)**	**(1.65)**	(12.38)	(1.76)
Production costs	**(13.14)**	**(1.35)**	(10.21)	(0.89)
Operating netbacks	**35.37**	**4.97**	29.31	5.39

Measured on a unit of production basis (net of recoveries), general and administrative expenses were $2.06 per barrel of oil equivalent in the first three months of 2007 compared to $1.92 in the first three months of 2006 and $2.27 for the twelve month period of 2006. The year-over-year increase in general and administrative expenses on a per unit of production basis are primarily due to additional office lease costs and the costs related to the expansion of Zargon's technical staff.

Expensing of unit-based compensation in the first three months of 2007 was $0.36 million, a 13 percent increase from the first three months of 2006. The increase is a result of unit right grants which generally occur on a quarterly basis.

Zargon's borrowings are through its syndicated bank credit facilities. Interest and financing charges on these facilities in the 2007 first quarter were $0.57 million, $0.10 million higher than the previous quarter amount of $0.47 million and an increase of $0.26 million from $0.31 million in the first quarter of 2006. This year-over-year increase is primarily due to a combination of higher average bank debt levels and higher effective interest rates. As noted in prior quarters, on June 30, 2006, Zargon amended and renewed its syndicated committed credit facilities, which resulted in an increase in the available facilities and borrowing base to $100 million from the previous amount of $80 million. The next renewal date is July 31, 2007.

Capital and current taxes for the 2007 first quarter were $0.48 million, primarily relating to the United States operations, where increased taxable income is resulting in higher United States taxes. When compared to prior periods, capital and current income taxes increased $0.09 million over the 2006 first quarter and decreased $0.18 million relative to the fourth quarter of 2006. Tax pools as at March 31, 2007 are approximately $123 million which represents an increase from the comparable $113 million of tax pools available to Zargon at December 31, 2006.

On October 31, 2006, the Federal Government announced tax proposals pertaining to taxation of distributions paid by trusts and the personal tax treatment of trust distributions. Currently, the Trust does not pay tax on distributions as tax is paid by the unitholders. If enacted, the proposals would result in taxation of distributions at the Trust level at a rate of 31.5 percent effective January 1, 2011. As the proposals are not yet substantively enacted, there is no impact on the results of the Trust for the period ended March 31, 2007. The Trust is continuing to assess the proposals and the potential implications to the Trust.

Trust Netbacks

	Three Months Ended March 31,	
($/boe)	**2007**	2006
Petroleum and natural gas revenue	**50.47**	51.63
Realized risk management gain/(loss)	**3.05**	(1.72)
Royalties	**(10.91)**	(11.38)
Production costs	**(10.32)**	(7.55)
Operating netbacks	**32.29**	30.98
General and administrative	**(2.06)**	(1.92)
Interest and financing charges	**(0.75)**	(0.39)
Asset retirement expenditures (1)	**(0.30)**	(0.29)
Capital and current income taxes	**(0.63)**	(0.49)
Funds flow netbacks (1)	**28.55**	27.89

(1) Throughout this report, funds flow netbacks are now calculated inclusive of asset retirement expenditures. All prior period calculations have been restated to reflect this change.

Depletion and depreciation expense for the first quarter of 2007 increased six percent to $11.54 million, compared to $10.86 million in the prior quarter and increased 13 percent when compared to the first quarter 2006 expense of $10.19 million. On a per barrel of oil equivalent basis, the depletion and depreciation rates were $12.85, $14.11 and $15.12 for the first and fourth quarters of 2006 and the first quarter of 2007, respectively. The primary reasons for the year-over-year expense increase are due to the impact of last year's increased finding, development and acquisition costs and from the financial impact of the conversion of exchangeable shares pursuant to the application of EIC-151.

The provision for accretion of asset retirement obligations for the first three months of 2007 was $0.32 million, a five percent increase compared to the first three months of 2006. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through Zargon's drilling program.

The recovery of future taxes for the first quarter of 2007 was $2.00 million when compared to a recovery of $0.79 million in the prior quarter and a provision for future tax expense of $0.21 million in the first quarter of 2006. The 2007 first quarter increase in future tax recovery is primarily a result of the increase in unrealized risk management losses in the quarter. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust and consequently it is anticipated that Zargon's effective tax rate will continue to be low.

According to the January 19, 2005 CICA pronouncement, EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts", Zargon Energy Trust must reflect the exchangeable securities issued by its subsidiary (Zargon Oil & Gas Ltd.) as a non-controlling interest. Prior to 2005, these exchangeable shares were reflected as a component of unitholders' equity. Accordingly, the Trust has reflected a non-controlling interest of $18.36 million on the Trust's consolidated balance sheet as at March 31, 2007. Consolidated net earnings have been reduced for net earnings attributable to the non-controlling interest of $0.81 million in the first quarter of 2007. In accordance with EIC-151 and given the circumstances in Zargon's case, each exchangeable share redemption is accounted for as a step-purchase, which in the first quarter of 2007 resulted in an increase in property and equipment of $7.08 million, an increase in unitholders' equity of $2.43 million and an increase in future income tax liability of $5.41 million. Funds flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $50.02 million, unitholders' equity and non-controlling interest by $49.19 million, future income tax liability by $16.64 million and an allocation of net earnings to exchangeable shareholders' of $15.81 million.

Funds Flow from Operations
($ million)



22.12
22.06
19.87
18.84
21.80
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

Funds flow from operations in the 2007 first quarter of $21.80 million was $2.96 million, or 16 percent higher than the preceding quarter and $0.33 million or one percent lower than the prior year first quarter. The increase in funds flow from the preceding quarter was primarily due to increased average field commodity prices received and realized risk management contract gains. Compared to the prior year first quarter, a two percent decline in commodity prices, a four percent decline in production volumes, and rising production costs were only partially offset by first quarter realized risk management contract gains. Funds flow on a per diluted trust unit basis was $1.12 for the first quarter of 2007, a 15 percent increase from the prior quarter and a three percent decrease from the 2006 first quarter.

Net earnings of $5.22 million for the 2007 first quarter were 26 percent below the $7.05 million of net earnings in the preceding quarter and 56 percent below the $11.92 million in the first quarter of 2006. The net earnings track the funds flow from operations for the respective periods modified by asset retirement expenditures and non-cash charges, which include depletion and depreciation, unrealized risk management gains/losses, future income taxes/recoveries and non-controlling interest. The primary reasons for the $6.70 million decrease in net earnings when comparing first quarter 2007 to the corresponding 2006 first quarter is due to previously mentioned items such as increased unrealized risk management losses ($8.32 million), increased production costs ($1.89 million), increased depletion and depreciation expenses ($1.35 million), offset by realized risk management gains ($3.69 million) and the corresponding net future tax recoveries pertaining to these items.

Net Earnings
($ million)



11.92
13.22
12.31
7.05
5.22
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

Capital Expenditures

	Three Months Ended March 31,	
($ million)	2007	2006
Undeveloped land	**1.36**	1.20
Geological and geophysical (seismic)	**1.76**	1.00
Drilling and completion of wells	**11.76**	8.54
Well equipment and facilities	**5.96**	4.44
Exploration and development	**20.84**	15.18
Property acquisitions	**0.09**	0.31
Property dispositions	**-**	(0.30)
Net property acquisitions	**0.09**	0.01
Total net capital expenditures	**20.93**	15.19

LIQUIDITY AND CAPITAL RESOURCES

Net capital expenditures of $20.93 million in the first three months of 2007 were 38 percent higher than the first three months of 2006, reflecting an active field program of 17 gross (14.4 net) wells and increased well equipping and facility costs. Net capital expenditures for the first three months of 2007 were allocated to Alberta Plains – $7.87 million, West Central Alberta – $7.98 million and Williston Basin – $5.08 million. Drilling and completion expenses of $11.76 million were 38 percent higher than the prior year's first quarter amount of $8.54 million. During the first quarter of 2007, 14.4 net wells were drilled compared to 33.4 net wells in the fourth quarter of 2006 and 13.2 net wells in the first quarter of 2006. Funds flow from operations in the 2007 first three months of $21.80 million, proceeds from the exercise of trust unit rights of $0.95 million and the increase in bank debt of $7.64 million funded the capital program, the changes in working capital and the cash distributions to the unitholders. At March 31, 2007, the Trust continues to maintain a strong balance sheet with a combined debt net of working capital (excluding unrealized risk management assets and liabilities) of $47.18 million, as compared to $39.83 million at the end of the 2006 fourth quarter, which represents slightly more than six months of the 2007 year-to-date annualized funds flow.

Net Capital Expenditures
($ million)


15.19
8.78
18.99
20.41
20.93
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

The recently announced changes to the Canadian income trust tax rules after 2010 may have negatively impacted the Canadian oil and gas trust industry's access to new capital from debt and equity markets in the near future. Zargon's strategy of reinvesting approximately 50 percent of its funds flow from operations as well as the ability to access its recently increased revolving credit facilities can mitigate the potential negative impact on capital markets of the recent tax announcement on Zargon's sustainability strategies.

At May 11, 2007, Zargon Energy Trust had 16.972 million trust units and 2.120 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective May 11, 2007 exchange ratio of 1.22853, there would be 19.576 million trust units outstanding. Pursuant to the trust unit rights incentive plan there are currently an additional 1.193 million trust unit incentive rights issued and outstanding.

Capital Sources

	Three Months Ended March 31,	
($ million)	2007	2006
Funds flow from operations [1]	**21.80**	22.12
Changes in working capital	**(0.34)**	(15.35)
Change in bank debt	**7.64**	16.30
Cash distributions to unitholders	**(9.12)**	(8.89)
Issuance of trust units	**0.95**	1.01
Total capital sources	**20.93**	15.19

(1) Throughout this report, funds flow from operations is now calculated inclusive of asset retirement expenditures. All prior period calculations have been restated to reflect this change.

CHANGE IN ACCOUNTING POLICIES

As of January 1, 2007, the Trust adopted CICA Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement", Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". Under the new standards, a new statement, the Consolidated Statement of Comprehensive Income, has been introduced that provides for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statements. In addition, all financial instruments, including derivatives, are to be included in the Trust's Consolidated Balance Sheets and measured, in most cases, at fair values, and requirements for hedge accounting have been further clarified. There is no material impact to the Trust's consolidated financial statement as a result of implementing the new standards. As required by the new standards, prior periods have not been restated.

As of January 1, 2007, the Trust adopted revised CICA Section 1506 "Accounting Changes", which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. There is no material impact to the Trust's consolidated financial statements as a result of implementing this new standard.

For a detailed discussion about the accounting policies adopted please refer to Note 2 of the consolidated interim financial statements for the three month period ended March 31, 2007.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Trust:

On December 1, 2006, the CICA issued three new accounting standards: CICA Section 1535 "Capital Disclosures", CICA Section 3862 "Financial Instruments – Disclosures" and CICA Section 3863 "Financial Instruments – Presentation". These new standards are effective January 1, 2008. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace CICA Section 3861 "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Trust is currently assessing the impact of these new standards on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Trust continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

Zargon is required to comply with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). The 2007 certificate requires that the Trust disclose in the interim MD&A any changes in the Trust's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust's internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first quarter of 2007.

Because of their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control systems are met.

BUSINESS RISKS

ENVIRONMENTAL REGULATION AND RISK

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases.

Recently the Federal Government released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION which includes the Regulatory Framework for Air Emissions and the Alberta Government has also introduced legislation regarding greenhouse gas emissions.

Although Zargon is not a large emitter of greenhouse gases, the Trust continues to monitor developments in this area. Although environmental legislation is evolving in a manner which could result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs, at this time it is not possible to predict the impact of these requirements on the Trust and its operations and financial condition.

REVIEW OF ALBERTA ROYALTY AND TAX REGIME

On February 16, 2007, the Alberta Government announced that a review of the Province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

OUTLOOK

With a strong balance sheet, 386 thousand net acres of undeveloped land and a promising internally generated project inventory, Zargon continues to be well positioned to meet its objectives as a sustainable trust. For 2007, Zargon is forecasting an average production rate of 8,600 to 8,750 barrels of oil equivalent per day which is premised on a 2007 exploration and development capital program of $55 million. Consistent with its history, the Trust will adhere to a focused strategy of exploring and exploiting its existing asset base while executing value-added property acquisitions, which if available, would be funded by bank debt or equity issuances.

SUMMARY OF QUARTERLY RESULTS

	2006				2007
	Q1	Q2	Q3	Q4	Q1
Petroleum and natural gas revenue ($ million)	40.94	38.66	37.93	36.50	**38.53**
Net earnings ($ million)	11.92	13.22	12.31	7.05	**5.22**
Net earnings per diluted unit ($)	0.72	0.79	0.73	0.43	**0.31**
Funds flow from operations ($ million) (1)	22.12	22.06	19.87	18.84	**21.80**
Funds flow from operations per diluted unit ($) (1)	1.15	1.14	1.02	0.97	**1.12**
Cash distributions ($ million)	8.89	8.96	9.00	9.05	**9.12**
Cash distributions declared per trust unit ($)	0.54	0.54	0.54	0.54	**0.54**
Net capital expenditures ($ million)	15.19	8.78	18.99	20.41	**20.93**
Total assets ($ million)	282.35	283.86	294.14	310.57	**324.31**
Bank debt ($ million)	26.64	18.14	20.71	30.04	**37.68**
Average daily production (boe)	8,812	8,322	8,194	8,366	**8,483**
Average realized commodity field price before the impact of financial risk management contracts ($/boe)	51.63	51.06	50.32	47.42	**50.47**
Funds flow netback ($/boe) (1)	27.89	29.13	26.36	24.47	**28.55**

(1) Throughout this report, funds flow from operations, funds flow from operations per diluted unit and funds flow netbacks are now calculated inclusive of asset retirement expenditures. All prior period calculations have been restated to reflect this change.

	2005			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	34.12	35.87	42.47	50.26
Net earnings ($ million)	5.14	6.48	6.30	17.45
Net earnings per diluted unit ($)	0.32	0.41	0.39	1.06
Funds flow from operations ($ million) [1]	17.42	18.85	21.70	26.39
Funds flow from operations per diluted unit ($) [1]	0.93	1.00	1.14	1.38
Cash distributions ($ million)	6.60	6.73	7.45	16.66
Cash distributions declared per trust unit ($)	0.42	0.42	0.46	1.02
Net capital expenditures ($ million) [2]	10.69	10.96	13.91	19.12
Total assets ($ million)	245.20	253.75	264.44	277.86
Bank debt ($ million)	18.23	15.52	11.43	10.34
Average daily production (boe)	8,446	8,238	8,036	8,651
Average realized commodity field price before the impact of financial risk management contracts ($/boe)	44.90	47.85	57.45	63.15
Funds flow netback ($/boe) [1]	22.92	25.15	29.36	33.16

(1) Throughout this report, funds flow from operations, funds flow from operations per diluted unit and funds flow netbacks are now calculated inclusive of asset retirement expenditures. All prior period calculations have been restated to reflect this change.

(2) Amounts include capital expenditures acquired for cash and equity issuances.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust's Annual Information Form for December 31, 2006, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2007

CONSOLIDATED BALANCE SHEETS

(unaudited) ($ thousand)	March 31, 2007	December 31, 2006
ASSETS		
Current		
Accounts receivable	**19,593**	18,362
Prepaid expenses and deposits [note 2]	**3,195**	3,281
Unrealized risk management asset [note 10]	**1,727**	5,817
	24,515	27,460
Property and equipment, net [note 4]	**299,790**	283,108
	324,305	310,568
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**29,243**	28,410
Cash distributions payable [note 11]	**3,049**	3,022
Unrealized risk management liability [note 10]	**1,764**	20
	34,056	31,452
Long term debt	**37,680**	30,037
Asset retirement obligations [note 5]	**17,613**	17,307
Future income taxes	**51,191**	47,891
	140,540	126,687
NON-CONTROLLING INTEREST		
Exchangeable shares [note 3]	**18,362**	18,319
UNITHOLDERS' EQUITY		
Unitholders' capital [note 6]	**86,471**	82,868
Contributed surplus [note 6]	**2,613**	2,475
Accumulated earnings	**169,488**	164,267
Accumulated cash distributions [note 11]	**(93,169)**	(84,048)
	165,403	165,562
	324,305	310,568

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME AND ACCUMULATED EARNINGS

(unaudited)	Three Months Ended March 31,	
($ thousand, except per unit amounts)	2007	2006
REVENUE		
Petroleum and natural gas revenue	**38,532**	40,943
Unrealized risk management gain/(loss) [note 10]	**(5,835)**	2,485
Realized risk management gain/(loss)	**2,326**	(1,361)
Royalties	**(8,326)**	(9,023)
	26,697	33,044
EXPENSES		
Production	**7,878**	5,987
General and administrative	**1,577**	1,523
Unit-based compensation [note 6]	**359**	319
Interest and financing charges	**573**	310
Unrealized foreign exchange gain	**(61)**	(25)
Accretion of asset retirement obligations [note 5]	**324**	310
Depletion and depreciation	**11,544**	10,192
	22,194	18,616
EARNINGS BEFORE INCOME TAXES	**4,503**	14,428
INCOME TAXES		
Current	**479**	388
Future (recovery)	**(2,004)**	212
	(1,525)	600
EARNINGS FOR THE PERIOD BEFORE NON-CONTROLLING INTEREST	**6,028**	13,828
Non-controlling interest – exchangeable shares [note 3]	**(807)**	(1,907)
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	**5,221**	11,921
ACCUMULATED EARNINGS, BEGINNING OF PERIOD	**164,267**	119,768
ACCUMULATED EARNINGS, END OF PERIOD	**169,488**	131,689
NET EARNINGS PER UNIT [note 7]		
Basic	**0.31**	0.73
Diluted	**0.31**	0.72

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three Months Ended March 31,	
($ thousand)	**2007**	2006
OPERATING ACTIVITIES		
Net earnings for the period	**5,221**	11,921
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares	**807**	1,907
Unrealized risk management (gain)/loss	**5,835**	(2,485)
Depletion and depreciation	**11,544**	10,192
Accretion of asset retirement obligations	**324**	310
Unit-based compensation	**359**	319
Unrealized foreign exchange gain	**(61)**	(25)
Future income taxes (recovery)	**(2,004)**	212
Asset retirement expenditures	**(229)**	(230)
	21,796	22,121
Changes in non-cash working capital	**(3,446)**	(4,675)
	18,350	17,446
FINANCING ACTIVITIES		
Advances of bank debt	**7,643**	16,299
Cash distributions to unitholders	**(9,121)**	(8,888)
Exercise of unit rights	**951**	1,014
Changes in non-cash working capital	**27**	(8,155)
	(500)	270
INVESTING ACTIVITIES		
Additions to property and equipment	**(20,925)**	(15,493)
Proceeds on disposal of property and equipment	**–**	300
Changes in non-cash working capital	**3,075**	(2,523)
	(17,850)	(17,716)
CHANGE IN CASH, AND CASH END OF PERIOD	**–**	–

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007 and 2006 (unaudited)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon Energy Trust (the "Trust" or "Zargon") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as noted below. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. These interim unaudited consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2006.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in Canada and the United States ("US").

2. CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement", Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". As required by the new standards, prior periods have not been restated.

The adoption of these standards has had no material impact on the Trust's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income ("OCI"). Upon adoption of Section 1530, the Trust revised its "Consolidated Statements of Earnings and Accumulated Earnings" to include the newly required statement of comprehensive income by creating a combined statement.

CICA Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions and no amounts have been reclassified to accumulated other comprehensive income. Currently, Zargon has no OCI.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the standard.

Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI until the asset is removed from the balance sheet. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Trust in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Accounts receivable is designated as 'loans and receivables'. Accounts payable and accrued liabilities, cash distributions payable and long term debt are designated as 'other liabilities'.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $0.17 million of prepaid expenses and deposits were expensed to reflect the adopted policy of expensing long term debt transaction costs, premiums and discounts related to long term debt. Previously, the Trust deferred these costs within prepaid expenses and deposits and amortized them straight-line over the life of the related long term debt. The adoption of the expensing method had no effect on opening accumulated earnings.

Risk management assets and liabilities are derivative financial instruments classified as 'held-for-trading'. Additional information on the Trust's accounting treatment of derivative financial instruments is contained in Note 2 of the Trust's annual audited consolidated financial statements for the year ended December 31, 2006.

CICA Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As Zargon currently uses mark-to-market accounting for its derivative financial instruments there is no material impact to the Trust's consolidated financial statements as a result of implementing this new standard.

As of January 1, 2007, the Trust adopted revised CICA Section 1506 "Accounting Changes", which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. There is no material impact to the Trust's consolidated financial statements as a result of implementing this new standard.

In addition, the Trust has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Trust:

As of January 1, 2008, Zargon will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosure and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Trust is assessing the impact on its consolidated financial statements.

As of January 1, 2008, Zargon will be required to adopt the new CICA Section 1535 "Capital Disclosures," which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Trust is assessing the impact on its consolidated financial statements.

3. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue an unlimited number of exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder, based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the three months ended March 31, 2007, a total of 0.08 million exchangeable shares were converted into 0.10 million trust units based on the exchange ratio at the time of conversion. At March 31, 2007, the exchange ratio was 1.22006 trust units per exchangeable share.

Non-Controlling Interest – Exchangeable Shares

	Three Months Ended March 31, 2007	
(thousand, except exchange ratio)	Number of Shares	Amount ($)
Balance, beginning of period	2,207	18,319
Earnings attributable to non-controlling interest	-	807
Exchanged for trust units at book value and including earnings attributed since beginning of period	(80)	(764)
Balance, end of period	2,127	18,362
Exchange ratio, end of period	1.22006	
Trust units issuable upon conversion of exchangeable shares, end of period	2,595	

Per EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts", if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheets and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheets consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statements of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	Zargon Energy Trust Units	Zargon Oil & Gas Ltd. Exchangeable Shares	Total
Balance, beginning of period	82,868	18,319	101,187
Issued on redemption of exchangeable shares at book value	193	(193)	-
Effect of EIC-151	2,238	236	2,474
Unit-based compensation recognized on exercise of unit rights	221	-	221
Unit rights exercised for cash	951	-	951
Balance at March 31, 2007	86,471	18,362	104,833

4. PROPERTY AND EQUIPMENT

	March 31, 2007		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment [1]	487,932	188,142	299,790

	December 31, 2006		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment [1]	459,706	176,598	283,108

(1) As a result of shareholders redeeming exchangeable shares, property and equipment has cumulatively increased $50.02 million, $7.08 million relating to the first three months of 2007, $6.73 million relating to 2006, $24.93 million relating to 2005 and $11.28 million relating to 2004. The effect of these increases has resulted in additional depletion and depreciation expense of approximately $12.11 million, $1.55 million relating to the first three months of 2007, $5.48 million relating to 2006 and $5.08 million relating to 2005.

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles Zargon's asset retirement obligations:

	Three Months Ended March 31,	
($ thousand)	2007	2006
Balance, beginning of period	17,307	15,859
Net liabilities incurred	222	171
Liabilities settled	(229)	(230)
Accretion expense	324	310
Foreign exchange	(11)	1
Balance, end of period	17,613	16,111

6. UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units

	Three Months Ended March 31, 2007	
(thousand)	Number of Units	Amount ($)
Balance, beginning of period	16,789	82,868
Unit rights exercised for cash	56	951
Unit-based compensation recognized on exercise of unit rights	-	221
Issued on conversion of exchangeable shares	95	2,431
Balance, end of period	16,940	86,471

The proforma total units outstanding at March 31, 2007, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (see note 3) is 19.535 million units.

The following table summarizes information about the Trust's contributed surplus account:

Contributed Surplus

($ thousand)	Three Months Ended March 31, 2007
Balance, beginning of period	2,475
Unit-based compensation expense	359
Unit-based compensation recognized on exercise of unit rights	(221)
Balance, end of period	2,613

Trust Unit Rights Incentive Plan and Unit-Based Compensation

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 2.36 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of the total outstanding units including units issuable upon exchange of exchangeable shares of Zargon and other fully paid securities of Zargon entities exchangeable into units which are the economic equivalent of units including full voting rights. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise, the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Plan. Rights granted under the Plan generally vest over a three-year period and expire approximately five years from the grant date. Zargon uses a fair value methodology to value the unit rights grants.

The weighted average assumptions made for unit rights granted for 2007 include a volatility factor of expected market price of 26.5 percent, a risk-free interest rate of 3.9 percent, a dividend yield of 8.8 percent and an

expected life of the unit rights of four years. These unit rights, together with the continued vesting of unit rights granted in prior years resulted in unit-based compensation expense for the three months ended March 31, 2007 of $0.36 million (2006 - $0.32 million).

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	Three Months Ended March 31, 2007	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($/unit right)
Outstanding at beginning of period	1,208	26.32
Unit rights granted	123	24.61
Unit rights exercised	(56)	17.14
Unit rights cancelled	(39)	28.35
Outstanding at end of period	1,236	26.43
Unit rights exercisable at period end	659	25.10

7. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method.

	Three Months Ended March 31,	
(thousand units)	2007	2006
Basic	16,868	16,435
Diluted	19,454	19,163

8. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

	Three Months Ended March 31,	
($ thousand)	2007	2006
Petroleum and Natural Gas Revenue		
Canada	33,454	35,312
United States	5,078	5,631
Total	38,532	40,943
Net Capital Expenditures		
Canada	20,781	14,692
United States	144	501
Total	20,925	15,193

($ thousand)	March 31, 2007	December 31, 2006
Property and Equipment, net		
Canada	**264,907**	248,440
United States	**34,883**	34,668
Total	**299,790**	283,108

9. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,	
($ thousand)	2007	2006
Cash interest paid	**580**	368
Cash taxes paid	**763**	391

10. RISK MANAGEMENT CONTRACTS

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices. The Trust has outstanding financial contracts as follows:

Financial Contracts at March 31, 2007:

	Rate	Weighted Average Price	Range of Terms	Fair Market Value Gain/(Loss) ($ thousand)
Oil swaps	500 bbl/d	$67.33 US/bbl	Apr. 1/07–Jun. 30/07	(8)
	500 bbl/d	$72.70 US/bbl	Apr. 1/07–Dec. 31/07	622
	500 bbl/d	$72.10 US/bbl	Jul. 1/07–Dec. 31/07	283
	300 bbl/d	$66.70 US/bbl	Jan. 1/08–Mar. 31/08	(102)
	300 bbl/d	$61.72 US/bbl	Jan. 1/08–Jun. 30/08	(522)
	100 bbl/d	$65.55 US/bbl	Jan. 1/08–Dec. 31/08	(186)
	300 bbl/d	$68.29 US/bbl	Apr. 1/08–Jun. 30/08	(56)
	300 bbl/d	$67.19 US/bbl	Jul. 1/08–Dec. 31/08	(172)
Natural gas swaps	5,000 gj/d	$8.36/gj	Apr. 1/07–Oct. 31/07	723
	6,000 gj/d	$8.41/gj	Nov. 1/07–Mar. 31/08	(619)
Net Fair Market Value, Financial Contracts				**(37)**

Oil swaps are settled against the NYMEX pricing index, whereas natural gas swaps are settled against the AECO pricing index.

For financial risk management contracts, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly any unrealized gains or losses are recorded based on the fair value (mark-to-market) of the contracts at the period end. The unrealized loss for the first three months of 2007 was $5.84 million and the unrealized gain for the first three months of 2006 was $2.49 million.

Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements. The Trust has outstanding physical contracts as follows:

Physical Contracts at March 31, 2007:

	Rate	Weighted Average Price	Range of Terms	Fair Market Value Gain ($ thousand)
Natural gas fixed price	1,000 gj/d	$7.88/gj	Apr. 1/07–Oct. 31/07	43
Total Fair Market Value, Physical Contracts				**43**

11. CASH DISTRIBUTIONS

During the three month period, the Trust declared cash distributions to the unitholders in the aggregate amount of $9.12 million (2006 – $8.89 million) in accordance with the following schedule:

2007 Distributions	Record Date	Distribution Date	Per Trust Unit
January	January 31, 2007	February 15, 2007	$0.18
February	February 28, 2007	March 15, 2007	$0.18
March	March 31, 2007	April 16, 2007	$0.18

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Craig H. Hansen
Calgary, Alberta

K. James Harrison [3] [4]
Oakville, Ontario

Kyle D. Kitagawa [1] [2]
Calgary, Alberta

James J. Lawson [1] [3]
Oakville, Ontario

John O. McCutcheon
Chairman of the Board
Vancouver, British Columbia

Margaret A. McKenzie [1]
Calgary, Alberta

Jim Peplinski [2] [4]
Calgary, Alberta

J. Graham Weir [1] [2]
Calgary, Alberta

Grant A. Zawalsky [3] [4]
Calgary, Alberta

1 Audit Committee
2 Reserves Committee
3 Governance and Nominating Committee
4 Compensation Committee

OFFICERS

Craig H. Hansen
President and Chief Executive Officer

Brent C. Heagy
Executive Vice President and
Chief Financial Officer

Daniel A. Roulston
Executive Vice President, Operations

Henry J. Baird
Vice President, Exploitation

Mark I. Lake
Vice President, Exploration

Sheila A. Wares
Vice President, Accounting

Jason B. Dranchuk
Controller and Treasurer

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Zargon Energy Trust
Trust Units
Trading Symbol: ZAR.UN

Zargon Oil & Gas Ltd.
Exchangeable Shares
Trading Symbol: ZOG.B

TRANSFER AGENT

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

HEAD OFFICE

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

WEBSITE

www.zargon.ca

END